Acri Capital Merger Sub I Inc.

13284 Pond Springs Rd, Ste 405

Austin, Texas 78729

May 22, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Charli Wilson

Re:	Acri Capital Merger Sub I Inc.

Draft Registration Statement on Form S-4

Submitted April 8, 2024

CIK No. 0002013807

Dear Ms. Wilson:

Acri Capital Merger Sub I Inc. (“we”, “us”, “our”, or the “Company”) hereby provides responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 6, 2024 (the “Letter”), regarding the Company’s draft registration statement on Form S-4 referenced above (the “Draft Registration Statement”), in connection with the proposed business combination involving, among others, the Company, Acri Capital Acquisition Corporation, a Delaware corporation ("ACAC”), Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of the Company, and Foxx Development Inc., a Texas corporation (“Foxx”). Contemporaneously, the Company is submitting a confidential draft No. 2 of the Registration Statement (“Draft No. 2”) via Edgar.

The Company confirms that it is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Draft No.2 includes ACAC’s audited financial statements as of and for the year ended December 31, 2023, as well as Foxx’s (1) unaudited interim consolidated financial statements as of and for the six months ended December 31, 2023, and (2) audited financial statements as of and for the year ended June 30, 2023. The Company intends to include the ACAC’s unaudited interim financial statements as of and for the three months ended March 31, 2024 and Foxx’s unaudited interim financial statements for nine months ended March 31, 2024 in a subsequent filing. The Draft No. 2 also includes unaudited pro forma condensed combined financial statements as of and for the six months ended December 31, 2023 and for the year ended June 30, 2023. Unaudited pro forma condensed combined financial statements as of and for the nine months ended March 31, 2024 will be included in a subsequent filing.

For reference purposes, the comments contained in the Staff’s Letter are repeated below in bold and are followed by the Company’s corresponding responses. All references to page numbers and captions correspond to Draft No.2, unless otherwise specified herein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Draft No.2.

Draft Registration Statement on Form S-4 Submitted April 8, 2024

Risk Factors, page 21

1.	We note that for the twelve months ended June 30, 2023, one customer accounted for 100% of your revenue and for the six months ended December 31, 2023, two customers accounted for 79% and 21% of your total revenues and one supplier accounted for 100% of your total purchases. Please include appropriate risk factor disclosure addressing the risk of reliance on a few major customers or suppliers to your business, operations and financial condition. Also, disclose the material terms of your agreements with your major customers and supplier, including any termination provisions, and file any agreements as exhibits or tell us why it is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation SK.

Response:   In response to the Staff’s comment, we revised the disclosure in the Draft No.2 on pages 11, 22, 23, 24, and 127. In addition, Foxx supplemented the total number of customers and suppliers for the years ended June 30, 2023 and 2022, and for the six months ended December 31, 2023 to the risk factor. Foxx notes that it does not enter into short-term or long-term agreements with its supplier and customers, and the sales and purchases are based on standard purchase orders which contains no substantial contractual terms except for specifying item description, quantity, and purchase price. Accordingly, Foxx does not have agreements with major customers and suppliers to be filed as exhibits. We also revised disclosure in the Draft No.2 .

Timeline of the Business Combination, page 65

2.	We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to disclose the potential impact of those securities on non-redeeming shareholders.

Response: We respectfully advise the Staff that ACAC and Foxx agreed to use commercially best efforts to secure the Transaction Financing. The Transaction Financing is currently in the form of promissory notes issued by Foxx, the principal and accrued interest of which will automatically convert into shares of Foxx Common Stock at $30.00 per share immediately prior to the Effective Time. As a result, the shares of Foxx Common Stock issuable upon such conversion will become issued and outstanding shares of Foxx Common Stock to be cancelled and converted into the right to receive applicable portion of the Closing Payment Stock, which is fixed at 5,000,000 shares of Purchaser Common Stock. We revised the disclosure throughout the Draft No.2 to provide additional information regarding the Transaction Financing, in the form of the promissory notes of Foxx.

Certain Projected Information of Foxx, page 70

3.	Please revise to disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable. Clearly describe the basis for projecting revenue growth, along with the factors or contingencies that would affect such growth ultimately materializing.

Response: We respectfully advise the Staff that ACAC and Foxx no longer intend to include the Historical Projections in Draft No.2. In connection with ACAC’s due diligence and consideration of the potential Business Combination with Foxx, in June 2023, Foxx management provided ACAC with internally prepared financial forecasts for the years ending June 30, 2024 to 2026 (the “Historical Projections”, which were included in the Draft Registration Statement submitted on April 8, 2024). Such Historical Projections were provided to ACAC only for use as a component in its overall evaluation of Foxx. ACAC Board did not rely upon the Historical Projections in recommending the Business Combination to ACAC’s stockholders, and did not consider the Historical Projections as a determinative factor in entering into the Business Combination Agreement. Since June 2023, due to changes in market conditions, Foxx has largely changed its business strategy. Accordingly, the Historical Projections, together with various assumptions rendered in the Historical Projections, are no longer reflective of Foxx’s current business, and including Historical Projections in the disclosures may potentially be misleading for ACAC’s stockholders. We removed the Historical Projections in the Draft No.2 and further clarified the background of the Historical Projections.

Form of Lock-Up Agreements, page 77

4.	Please describe the exceptions to your lock-up agreements.

Response:  In response to the Staff’s comment, we revised the disclosure in the Draft No.2 on page 74.

Growth Strategies with IoT Cloud Platform, page 134

5.	We note that you describe several new product lines under development including, an IoT cloud platform, wearables, health and wellness products, and environmental management solutions. Please revise and enhance your disclosure to clarify the stage of development of each product, product line, or initiative, and provide the expected timeframe for introduction to the market

Response:   In response to the Staff’s comment, we revised the disclosure in the Draft No.2 on pages 132 and 133.

Information about Foxx

Expected IoT Product Launches, page 134

6.	Please expand your disclosure to discuss each of the IoT product launches in 2024. Revise to include a description of each product and its current stage of development. Please also revise your chart for clarity.

Response:   In response to the Staff’s comment, we revised the disclosure in the Draft No.2 on page 135.

Foxx Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison for the six months ended December 31, 2023 and 2022

Revenues, page 142

7.	We note your revenues decreased 94.5% for the six months ended December 31, 2023 compared to the six months ended December 31, 2022. Please expand your discussion to further clarify how your change of business strategy resulted in a significant decrease in the sale of your tablet and mobile phone products. Refer to Item 303(b)(2) of Regulation S-K. In addition, given the significant impact to your revenue as a result of this change of business strategy, expand your Overview section on page 141 to explain this change of business strategy.

Response:   In response to the Staff’s comment, we revised the disclosure in the Draft No.2 on page 138 to further clarify how Foxx’s change of business strategy resulted in a significant decrease in the sale of Foxx’s tablet and mobile phone products.

Notes to Unaudited Consolidated Financial Statements

Note 3 - Basis of presentation and significant accounting policies

Warranty, page F-9

8.	Please clarify your disclosure to explain how often you generally provide the additional 3% of products on top of each customer’s order.

Response:   In response to the Staff’s comment, we revised the disclosure in the Draft No.2 on page F-9 to provide disclosure on how often Foxx generally provide the additional 3% of products on top of each customer’s order.

Notes to Financial Statements

Note 11 - Long-term loan, page F-34

9.	Provide footnote disclosure to discuss the nature of your Paycheck Protection Program (“PPP”) loan and how you concluded that the loan had been forgiven. Refer to ASC 405-20.

Response:   In response to the Staff’s comment, we revised the disclosure in the Draft No.2 on page F-34 to clarify the nature of Foxx’s PPP loan and its forgiveness.

Note 13 - Concentrations of risks, page F-35

10.	Provide disclosure to clarify, if true, that all of your revenue is generated to customers in the United States. Refer to ASC 280-10-50-41.a.

Response:   In response to the Staff’s comment, we revised the disclosure in the Draft No.2 on pages F-15 and F-35 to clarify that all of Foxx’s revenue is generated from customers in the United States.

Audited Financial Statements of Acri Capital Acquisition Corporation

Notes to Consolidated Financial Statements

Note 10 - Subsequent Events , page F-59

11.	Your disclosure states that you made payments on January 12, 2023, February 13, 2024, and March 13, 2024 which enabled you to extend the period of time to consummate the initial Business Combination to April 14, 2023. Please advise or revise accordingly if this extended date is correct.

Response: In response to the Staff’s comment, we corrected the disclosure in the Draft No.2 on pages F-59.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq. of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ “Joy” Yi Hua
“Joy” Yi Hua

cc:	Arila Zhou, Esq.
Ze’-ev D. Eiger, Esq.
Fang Liu, Esq.

4